EXHIBIT 99.105

FOR IMMEDIATE RELEASE

High Tide Unveils New and Improved Website

Calgary, AB, January 10, 2021 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, today announced the launch of a revamped website at https://hightideinc.com/. The Company’s website was overhauled, primarily aimed at making its online presence more inviting for current and potential investors and to better reflect where the Company is today. News, articles and videos regarding the Company can now all be found on the new platform in a more intuitive user-friendly interface.

The Company would also like to take the opportunity to clarify the following figures that were included on a live beta version of the website without the appropriate footnotes:

-	$148M in revenue [1]
-	Gross margin of 38% [2]
-	$5.3M Positive adjusted EBITDA [3]
-	67 total cannabis retail store count.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 67 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

[1]	Annualized pro forma incorporating the acquisition of META Growth Corp. Estimate is based on most recent interim financial statements of High Tide and Meta Growth Corp.

[2]	Based on the year to date reported interim financial statements of High Tide (prior to the acquisition of META Growth Corp) – Q1 2020 to Q3 2020.

[3]	Based on the year to date reported interim financial statements of High Tide (prior to the acquisition of META Growth Corp) – Q1 2020 to Q3 2020. Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Neither the TSX Venture Exchange (the “TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release are based on certain assumptions made by High Tide. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide’s public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc.
Vahan Ajamian

Vice President, Capital Markets

ir@hightideinc.com

Tel. 1 (403) 770-9435; extension 116